UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 901-903, 9/F

Harbour Centre, 25 Harbour Road

Wan Chai

Hong Kong

(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement

As disclosed on December 17, 2021, Lion Group Holding Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (the “Purchaser”).

On February 10, 2022, the Company and the Purchaser entered into an Amendment No. 1 to the Securities Purchase Agreement (the “Amendment”). Pursuant to the Amendment, the parties agreed, among other things, that (i) the conversion price of the Series B Convertible Preferred Shares shall not be lower than $0.75 during the period from December 13, 2021 to April 15, 2022; and (ii) the conversion price of the Series A Preferred Shares shall not be lower than $0.75 during the period from December 13, 2021 to April 15, 2022. The renewal or extension of the floor price period shall be agreed by the Company and the Purchaser in a written consent.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment No. 1 to the Securities Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2022	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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